

Mail Stop 7010

May 1, 2008

By U.S. Mail and facsimile
Mr. William J. Muran
President
Ameriwest Minerals Corp.
5135 Camino Al Norte, Suite 250
North Las Vegas, NV 89031

Re: Ameriwest Minerals Corp.
        Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
        Filed January 28, 2008
        File No. 333-145225

Dear Mr. Muran:

        This letter is a follow-up to our conversation on April 24, 2008. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears, based on our conversation on April 24, 2008, that you have sold all of the shares registered on the post-effective amendment, and that the post-effective amendment was not effective at the time of the sales.

    If this is the case, provide us with your analysis of your compliance with Section 5 of the Securities Act of 1933 and discuss the steps you intend to take address our concerns. In your response tell us whether you have considered the need to recognize a contingent liability in your financial statements and the need for specific risk factor disclosure.

2.   We note that you have not yet filed your Form 10-Q for the quarter ended February 29, 2008. Please tell us when you will file this report.

Post-effective amendment no. 1 to Form SB-2

3.   We note the Form RW you filed on February 28, 2008 to withdraw the post-effective amendment. As we have indicated to you, we believe that you were required to file the post-effective amendment, and we understand that securities have been sold pursuant to it. As a result, we have not processed your withdrawal request.

4.   As requested in our prior letter to you dated February 15, 2008, please provide updated financial statements as required by Item 3-01(a) of Regulation S-X. Specifically, it appears that you should provide an audited balance sheet dated within 135 days of the filing of the registration statement.

5.   As requested in our prior letter to you dated February 15, 2008, please note that amendments to Regulation S-K became effective February 4, 2008 and that Form SB-2 was eliminated as of that date. With your next amendment, please amend your registration statement to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

Closing Comments

        Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Gary L Blum, Esq. (by facsimile, 213-384-1035)
     D. Levy